23002468

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SEC FILE NUMBER
8-46821

FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/01/21 (MM/DD/YY) AND ENDING 10/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Montrose Securities International

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Harbor Drive, Suite 300
(No. and Street)

Sausalito,	CA	94965
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Philip Leung	(415) 888-3854	pleung@montroseintl.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

1999 Avenue of the Stars #1100	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Leung, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Montrose Securities International, as of October 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
President

Notary Public   SEE ATTACHED CERTIFICATE

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of MARIN

Subscribed and sworn to (or affirmed) before me on this 10 15 day of December,

2022 by Philip Yew Leung,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MARC P. CORNU
Notary Public - California
Marin County
Commission # 2386681
My Comm. Expires Dec 13, 2025

Signature (Seal)

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages ____ Document Date ________

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

MONTROSE SECURITIES INTERNATIONAL

REPORT PURSUANT TO SEC RULE 17a-5 (d)

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTARY SCHEDULES

YEAR ENDED OCTOBER 31, 2022

MONTROSE SECURITIES INTERNATIONAL
TABLE OF CONTENTS

YEAR ENDED OCTOBER 31, 2022

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Shareholder of Montrose Securities International:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Montrose Securities International (the "Company") as of October 31, 2022, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA

We have served as the Company's auditor since 2022.
Century City, California
December 16, 2022

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF FINANCIAL CONDITION

OCTOBER 31, 2022

Assets

Assets		
Cash	$	451,608
Accounts receivable		29,343
Total Assets	$	480,951

Liabilities and Shareholder's Equity

Liabilities		
Accounts payable	$	45
Income taxes payable		
Total Liabilities		45
Commitments and Contingencies		
Shareholder's Equity		
Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding		30,000
Additional paid-in-capital		270,000
Retained earnings		180,906
Total Shareholder's Equity		480,906
Total Liabilities and Shareholder's Equity	$	480,951

The accompanying notes are an integral part of these financial statements

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF OPERATIONS

YEAR ENDED OCTOBER 31, 2022

Commission Income	$	828,575
Operating Expenses		
Commission expense		323,050
Employee compensation and benefits		419,745
Technology and communication		33,367
Occupancy		1,646
Professional fees		13,520
Other operating expenses		30,327
Total Operating Expenses		821,655
Income from Operations		6,920
Other Income/(Expenses)		
Interest and dividend income		32
Total Other Income/(Expenses)		32
Net Income before Provision for Income Tax		6,952
Provision for Income Tax		6,269
Net Income	$	683

The accompanying notes are an integral part of these financial statements

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED OCTOBER 31, 2022

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance - Beginning	$ 30,000	$ 270,000	$ 180,223	$ 480,223
Net Income	--	--	683	683
Balance - Ending	$ 30,000	$ 270,000	$ 180,906	$ 480,906

The accompanying notes are an integral part of these financial statements

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF CASH FLOWS

YEAR ENDED OCTOBER 31, 2022

Cash Flows from Operating Activities:		
Net income	$	683
Adjustments to reconcile net income to net cash Provide by (used in) operating activities		
Changes in operating assets and liabilities:		
Accounts receivable		(28,186)
Accounts payable		(271)
Total adjustments		(28,457)
Net Cash used in Operating Activities		(27,774)
Cash flow from Investing Activities:		--
Cash Flows from (used) in Financing Activities:		--
Net Increase (Decrease) in Cash		(27,774)
Cash - Beginning of Year		479,382
Cash - End of Year	$	451,608
Supplemental Disclosures of Cash Flow Information:		
Interest paid	$	--
Income taxes paid	$	6,269

The accompanying notes are an integral part of these financial statements

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Montrose Securities International (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and two U.S. States, as well as a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated in the State of California on November 22, 1993.

The Company operates exempt from the possession or control of customer assets and reserve requirements of SEA Rule 15c3-3, under the non-covered firm exemption provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm"). For the year ended October 31, 2022, the Company earned its revenues from: introducing institutional customers to other broker-dealers through correspondent brokerage relationships.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash consists of deposits with banks. In addition, the Company maintains a special reserve bank account segregated for the benefit of customers per SEC regulations, however conducted no business that required such account. For financial statement purposes, all bank accounts are classified as cash as of October 31, 2022.

Accounts receivable consist of commissions receivable from correspondent brokers. No allowance for uncollectible accounts is recorded at October 31, 2022 based upon the Company's assessment of collectability.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

The Company earns Commissions income on customer transactions in equity securities, debt securities and other exchange-traded products in accordance with the terms of its customer agreements. Commissions expense represents associated amounts paid to other broker-dealers for trade execution, clearing, settlement and other services, as set forth in agreements. The Company recognizes Commissions income and Commissions expense on a trade-date basis. The Company believes that its performance obligations are satisfied on the trade date, when the parties to the transaction have been identified, the terms agreed upon, and ownership has transferred to the purchaser. During the year then ended, the Company changed from recording the gross commission income and expense amounts to recording the actual net amount due only to the Company eliminating commission expense due to other broker-dealers.

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation expense is computed using the straight-line method over the assets' estimated useful lives. Repairs and maintenance to these assets are charged to expense as incurred. Major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are fully depreciated as of October 31, 2022.

The Company accounts for its income taxes in accordance with ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. The recording of the deferred tax items referred to above is conditioned upon the Company's judgment that realization is at least 50% probable.

Under ASC 842, Leases, short-term operating leases which have an initial term of 12 months or less, are not recorded on the Statement of Financial Condition. The Company had no long-term lease commitments required to be recorded on the Statement of Financial Condition as of October 31, 2022.

NOTE 3 – CONCENTRATIONS

Credit risk – The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's policy is to evaluate the credit standing of each counterparty.

Financial balances – The Company maintains cash and securities balances at financial institutions. Bank account balances are generally insured by the Federal Deposit Insurance Commission ("FDIC") up to $250,000 per customer for each institution. Cash and securities balances at SIPC-member brokerage firms are generally covered up to $250,000 cash and $500,000 total per customer for each institution. The Company's financial balances exceeded insured limits at times during the year ended October 31, 2022. The Company has not experienced any losses in such accounts. The Company believes its financial balances are on deposit with financially stable institutions.

NOTE 4 – OTHER BROKER-DEALERS

The Company maintained correspondent agreements with other broker-dealers during the year ended October 31, 2022. The Company is the broker of record for customer transactions referred to these broker- dealers.

For the year ended October 31, 2022, the Company earned Commission income of $828,575 from its customers and incurred Commission expense of $323,050 from other broker-dealers. Accounts receivable amounted to $29,343 as of October 31, 2022.

NOTE 5 – COMMITMENTS, CONTINGENCIES AND GUARANTEES

The Company had no commitments, no other contingent liabilities or guarantees and had not been named as a defendant in any lawsuit as of October 31, 2022, or during the year then ended.

NOTE 6 – INCOME TAXES

The provision for income tax is composed of the following:

	Current	Deferred
Federal expense (benefit)	$ 2,941	$ ---
State expense (benefit)	3,328	---
Valuation adjustment	--	---
Total income tax expense (benefit)	$ 6,269	$ ---

In accordance with ASC 740, Income Taxes, the Company's recognition of tax positions is subject to a 50% or more probability of realization. The Company has determined it has no uncertain tax positions requiring adjustment as of October 31, 2022.

As a C corporation, the Company files Federal and state income returns. The statute of limitations for these jurisdictions is generally three to four years. The Company had no returns under examination as of October 31, 2022.

NOTE 7 – SIMPLIFIED EMPLOYEE PENSION PLAN

The Company has a Simplified Employee Pension Plan ("SEP IRA") which allows employers to contribute to traditional IRAs set up for employees. For the year ended October 31, 2022, the Company contributed $60,000 to this plan.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on October 31, 2022, the Company had net capital of $480,906 which exceeded required net capital of $250,000 by $230,906. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1 on October 31, 2022, which was less than the maximum ratio of 15 to 1.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the Statement of Financial Condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no such events or transactions which took place that would have a material impact on its financial statements.

NOTE 10 –RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending October 31, 2022, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

MONTROSE SECURITIES INTERNATIONAL

SCHEDULE I – COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO SEC RULE 15c3-1

AS OF OCTOBER 31, 2022

Computation of Net Capital		
Total Shareholder's Equity, per Statement of Financial Condition		$ 480,906
Net Capital		480,906
Computation of basic net capital requirement		
Total indebtedness	$ 45	
Minimum net capital requirement:		
6 2/3 percent of net aggregate indebtedness	$ 3	
or minimum dollar net capital requirement	$ 250,000	
Net Capital required (greater of above)		250,000
Excess Net Capital		$ 230,906
Ratio of Aggregate Indebtedness to Net Capital		0 :1

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5, Part IIA report dated October 31, 2022 (see Note 8).

MONTROSE SECURITIES INTERNATIONAL

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SEA RULE 15c3-3

AS OF OCTOBER 31, 2022

The Company claims and qualifies for exemption from the requirements of SEA Rule 15c3-3 under the non-covered firm provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") because the Company's business activities are limited to introducing institutional customers to other broker-dealers through correspondent brokerage relationships. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ending October 31, 2022.

MONTROSE SECURITIES INTERNATIONAL

SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEA RULE 15c3-3

AS OF OCTOBER 31, 2022

The Company claims and qualifies for exemption from the requirements of SEA Rule 15c3-3 under the non-covered firm provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") because the Company's business activities are limited to introducing institutional customers to other broker-dealers through correspondent brokerage relationships. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ending October 31, 2022.

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Shareholder of Montrose Securities International:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Montrose Securities International does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Montrose Securities International's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") did not subject it to the customer protection rules and that the Company did not identify any exceptions to this assertion throughout the year ended October 31, 2022. Montrose Securities International's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Montrose Securities International's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
December 16, 2022

Montrose Securities International

1 Harbor Drive, Suite 300
Sausalito, CA 94965

FINRA SIPC

Tel: 415-888-3854

Assertions Regarding Exemption Provisions

We, as members of management of Montrose Securities International ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the non-covered firm exemption provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") because the Company's business activities are limited to introducing institutional customers to other broker-dealers through correspondent brokerage relationships. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ending October 31, 2022.

The Company met the identified exemption provision without exception throughout the most recent fiscal year then ended October 31, 2022.

Montrose Securities International

By:

(Philip Leung, President)

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Shareholder of Montrose Securities International:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Montrose Securities International and the SIPC, solely to assist you and SIPC in evaluating Montrose Securities International's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended October 31, 2022. Montrose Securities International's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended October 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended October 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Montrose Securities International's compliance with the applicable instructions of the Form SIPC-7 for the year ended October 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Montrose Securities International and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DCPA

Century City, California
December 16, 2022

MONTROSE SECURITIES INTERNATIONAL

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED OCTOBER 31, 2022

		Amount
Total assessment	$	759
SIPC-6 general assessment Payment made on May 17, 2022		(372)
SIPC-7 general assessment payment made on November 28, 2022		(387)
Total assessment balance (overpayment carried forward)	$	0

See report of independent registered public accounting firm on applying agreed upon procedures